March 10, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: C. Coy Garrison

Re:	ProShares Trust II
Registration Statement on Form S-1 (File No. 333- 202724)

Dear Mr. Garrison:

We are writing to respond to the comments that you communicated to us by telephone on February 22, 2017, relating to the Registration Statement on Form S-1 of ProShares Trust II (the “Registrant”), which was filed with the Securities and Exchange Commission (“SEC”) on February 13, 2017.

For ease of reference, the comments have been restated in italics below before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

1.	Comment: Please revise the Facing Page of the Registration Statement to reflect the status (e.g., large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company) of each separate series included in the Registration Statement.

Response: The Facing Page of the Registration Statement has been revised.

2.	Comment: The Registrant’s latest annual report on Form 10-K must be filed prior to the Registration Statement in order for the Registrant to incorporate such Form 10-K into the Registration Statement. See Form S-1, General Instructions VII.C.

Response: The Registrant filed its latest annual report on Form 10-K with the SEC on March 1, 2017, and will ask the Staff to accelerate the effective date of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to the Registration Statement.

3.	Comment: Please include the undertaking required by Item 512(b) of Regulation S-K.

Response: The requested undertaking has been added to Part II, Item 17 of the Registration Statement.

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We hope that this response adequately addresses your comments. If you have any further comments or questions regarding this Registration Statement, please contact me at (240) 497-6578. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Richard F. Morris

ProShare Capital Management LLC

General Counsel

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